09057977

BD 3/9

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prestwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4711 Golf Road Suite 915
(No. and Street)

Skokie (City) Illinois (State) 60076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian W. Mahoney 847-763-9020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baerson, Witonski, Berkowitz & Rubin LLC
(Name – *if individual, state last, first, middle name*)

900 Skokie Blvd, Suite 250 (Address) Northbrook (City) Illinois (State) 60062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A 6 8/16

OATH OR AFFIRMATION

I, **Brian W. Mahoney**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Prestwick Securities, Inc.**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Brian W. Mahoney

Signature

President

Title

"OFFICIAL SEAL"
SUSAN KATZ
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 04/06/2009

Susan Katz

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report)

DECEMBER 31, 2008

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BARRY B. BERKOWITZ, C.P.A.
SCOTT A. RUBIN, C.P.A.
LAWRENCE A. BAERSON, C.P.A.
LEONARD KASKEL, C.P.A.

900 SKOKIE BLVD., SUITE 250
NORTHBROOK, IL 60062-4014
TELEPHONE: (847) 504-1100
FAX: (847) 504-1199
E-MAIL: cpa@bwpbr.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prestwick Securities, Inc.
Skokie, IL

We have audited the accompanying statement of financial condition of Prestwick Securities, Inc. as of December 31, 2008, and the related statement of operating results and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-(5) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestwick Securities, Inc. as of December 31, 2008, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baerson, Witonski, Berkowitz & Rubin LLC

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
February 25, 2009

PRESTWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

ASSETS	
Cash and cash equivalents	$ 12,960
Central Registration Depository account	1,091
Investment in marketable security	7,413
Prepaid expenses	2,716
Security deposit	5,456
TOTAL ASSETS	$ 29,636

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
TOTAL LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized 1,000 shares, 125 issued and outstanding shares	$ 18,000
Additional paid-in-capital	122,187
Retained earnings (deficit)	(114,664)
Other comprehensive income (loss)	4,113
TOTAL STOCKHOLDER'S EQUITY	29,636
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 29,636

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF OPERATING RESULTS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Management fees	$	11,000
Commissions		2,371
Illinois replacement tax		1,400
Insurance		601
Total Revenues		15,372
EXPENSES		
Regulatory fees and expenses		3,131
Professional fees, audit, and other accounting services		37,255
Rent		12,538
Office expenses		201
Postage and delivery		28
Licenses and permits		281
Total Expenses		53,434
INCOME (LOSS) BEFORE TAXES		(38,062)
Provision for Illinois state replacement tax		-
NET INCOME (LOSS)		(38,062)
Other Comprehensive Income (Loss)		
Unrealized loss on security		(7,434)
COMPREHENSIVE INCOME (LOSS)	$	(45,496)

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock Issued	Additional Paid-In-Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Total Stockholder's Equity
BALANCE DECEMBER 31, 2007	$ 18,000	$ 122,187	$ (78,767)	$ 11,547	$ 72,967
Prior period adjustment	-	-	2,165	-	2,165
Net income (loss)	-	-	(38,062)	-	(38,062)
Other comprehensive income (loss) Unrealized loss on security	-	-	-	(7,434)	(7,434)
Distributions paid to stockholder	-	-	-	-	-
BALANCE DECEMBER 31, 2008	$ 18,000	$ 122,187	$ (114,664)	$ 4,113	$ 29,636

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

		2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Comprehensive income (loss)	$	(45,496)
Non cash items included in net income:		
Unrealized depreciation in marketable security		7,434
Prior period adjustment		2,165
(Increase) decrease in:		
Prepaid expenses		(2,716)
(Decrease) increase in:		
Accounts payable		(250)
Accrued state replacement tax		(1,400)
Net cash used in operating activities		(40,263)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND EQUIVALENTS		(40,263)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		53,223
CASH AND EQUIVALENTS AT END OF YEAR	$	12,960

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prestwick Securities, Inc. ("the Company"), an Illinois corporation, was incorporated in the State of Illinois on November 14, 1990. The Company is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers ("NASD"). The Company is currently able to act as an underwriter or a selling group participant in corporate securities other than mutual funds, and to sell tax shelters or limited partnerships in primary distributions. The Company may also engage in the private placement of securities and the underwriting of limited partnerships. Prestwick Securities does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Skokie, Illinois. The financial statements of the Company are presented on the accrual basis of accounting, and it has a calendar year end.

For 2008, the Company earned its revenue from management and administrative services from various partnerships. The Company also receives a small amount of commissions from 12-b-1 fees from mutual funds that were sold several years ago.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an initial maturity of three months or less as cash equivalents on the accompanying statement of financial condition.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. However, the Company is liable for Illinois state replacement tax on Illinois taxable income, as defined.

As of December 31, 2007, the Company had a $43,268 Illinois net loss deduction carry forward (NLD) available for use against any Illinois taxable income on a going forward basis. These losses originated in 2005 and 2006. There is no provision in Illinois law that allows a carry back for losses arising in tax years ending on or after December 31, 2003. Since there is no Illinois taxable income in 2008, the full amount of the NLD is available for future use. Of this amount, $38,065 will expire on December 31, 2017 and the remaining $5,203 will expire on December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including cash or accounts payable, as applicable, approximate their fair market value due to short term maturities of these instruments.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITY

The Company owns 300 shares of common stock in NASDAQ Stock Market, Inc. (NDAQ). The security is recorded at fair market value and unrealized gains or losses are shown as a separate component of stockholder's equity as accumulated other comprehensive income in accordance with the reporting requirements of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130).

At December 31, 2008, the investment and cumulative unrealized gain is as follows:

	Cost Basis	Unrealized Gain	Fair Market Value
Stock:			
NASDAQ Stock Market, Inc.	$ 3,300	$ 4,113	$ 7,413

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Lease/Related Party/Expense Sharing Agreement

The Company is party to a lease for office space in Skokie, Illinois. The term of the lease is December 10, 2005 through March 31, 2009. A lease amendment was executed on January 26, 2009 which extends the lease for a one year term commencing April 1, 2009 and ending March 31, 2010. The base monthly rent during 2008 was $2,850, of which the Company paid $12,539 for the year, with the balance paid by a related entity that shares office space and various other expenses with the Company. In addition to the base monthly rent, the lease calls for additional rent for common area building expenses and real estate taxes, and is charged to the Company by the landlord based upon its ½% pro-rata share of the building space. Pursuant to the expense-sharing agreement rules promulgated by the SEC, management of the Company has recorded its fair share of expenses incurred by the related party, and considers that the related party has

adequate resources independent of the Company to pay the related rent and other shared liabilities.

The future minimum lease payments at December 31, at the gross amount before allocating rent costs to the related party are as follows:

Year	Amount
2009	$ 23,076
2010	4,781

NOTE 5 - CONCENTRATIONS/RELATED PARTY TRANSACTIONS

Concentrations in Revenues

100% of the Company's management fees earned by the Company during 2008 came from two related parties, West Barstow and Tex Sin Partners LP.

Other Related Party Transactions

The Company paid $17,550 for accounting services to a related party during 2008. The related party, Prestwick Enterprises, LLC, is related through common ownership by the sole shareholder. These expenses are paid pursuant to the expense-sharing agreement with Prestwick Enterprises, LLC.

NOTE 6 - PRIOR PERIOD ADJUSTMENT

During 2007, certain regulatory fees in the amount of $2,165 were expensed that related to 2008. Thus, retained earnings have been adjusted to reflect this. The item has now been expensed in 2008.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $19,261, which was $14,261 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness, and accordingly, both requirements were met.

PRESTWICK SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net Capital:		
Total Shareholders' Equity	$	29,636
Shareholders' Equity Not Allowable for Net Capital		-
Total Shareholders' Equity Qualified for Net Capital		29,636
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-
Other Allowable Credits		-
Total Capital and Allowable Subordinated Liabilities		29,636
Nonallowable Assets (Prepaid Expenses, CRD Deposit, and Security Deposit)		(9,263)
Net Capital Before Haircuts on Securities Positions		20,373
Haircuts on Securities Pursuant to Rule 15c3-1		(1,112)
Net Capital	$	19,261
Aggregate Indebtedness:		
Total Current Liabilities	$	-
Total Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement (Including Reserve Amount)	$	5,000
Excess Net Capital	$	14,261
Excess Net Capital at 1000%	$	19,261
Percentage of Aggregate Indebtedness to Net Capital		- %

See Independent Auditor's Report.

PRESTWICK SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of un-audited FOCUS Report as of December 31, 2008	$	20,911
Differences:		
Audit Adjustments to Record:		
(1) Write-off of old outstanding checks		76
(2) Payable reversal		250
(3) Marketable Security FMV adjustment		(2,325)
Other Adjustments:		
(4) Related haircut adjustment to item (3) above		349
Net Capital Per Audit	$	19,261

The Company claims an exemption from Rule 15c3-3, under (k)(2)(i) of that section:

(The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Prestwick Securities, Inc.")

See Independent Auditor's Report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER- DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2008

Board of Directors
Prestwick Securities, Inc.

In planning and performing our audit of the financial statements of Prestwick Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis misstatements or noncompliance with the applicable regulatory requirements described above. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles or to administer the applicable regulatory requirements such that there is more than a remote likelihood that a misstatement of the entity's financial statements or noncompliance with the applicable regulatory requirements, that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements, or material noncompliance with the applicable regulatory requirements, will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA), and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baerson, Witonski, Berkowitz & Rubin LLC

Baerson, Witonski, Berkowitz & Rubin LLC
Northbrook, IL
February 25, 2009